082-05217



KUMBA RESOURCES

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Kumba Resources Limited
Reg No 2000/011076/06
Roger Dyason Road Pretoria West 0183
P O Box 9229 Pretoria 0001 South Africa
Tel +27 12 307 5000 Fax +27 12 323 3400
Website www.kumbaresources.com

Herewith JSE SENS announcements for September 2006.

Regards




06017649


SEC MAIL PROCESSING
RECEIVED
OCT 1 6 2006
WASH. DC
213
SECTION

MS Viljoen
Company Secretary

29 September 2006

KMB: Kumba - Ship Loader Breakdown Affects Kumb...

Kumba - Ship Loader Breakdown Affects Kumbas Iron Ore Exports
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

SHIP LOADER BREAKDOWN AFFECTS KUMBAS IRON ORE EXPORTS

Diversified metals and mining company Kumba Resources Limited (Kumba) today announced that exports of iron ore from the port of Saldanha have been disrupted following a breakdown of one of the two ship loaders operated by SA Port Operations (SAPO).

An independent investigation has been launched and details on the cause of the breakdown and the necessary repair programme will be communicated once the investigation has been completed. At this stage the extent of the repairs required is unknown.

An immediate result of the ship loader breakdown is that no iron ore will be loaded at the port until the conveyor route feeding the second ship loader is restored. SAPO is working around the clock to restore the feed system to the operational ship loader. Initial indications are that this could take 2 - 3 weeks, but contingency plans, currently being developed, will aim to minimise this.

The breakdown will delay Kumbas short term iron ore export schedule but trains from the Sishen mine to Saldanha Bay remain fully operational and the ports iron ore stockpile capacity will allow continued feed to Saldanha Bay.

Kumba regrets the impact this development may have on some of its customers and is taking steps to minimise potential disruptions. Customers will be kept abreast of developments on an ongoing basis.

In the first six months of the 2006 financial year ended 30 June, Kumba exported 11,2Mtpa of iron ore through the port. The impact of this breakdown on tonnages for the second six months of the year will only be determined once the second ship loader is operational.

Editors Note:

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, coal, mineral sands, base metals and industrial minerals.

www.kumbaresources.com

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

28 September 2006

Sponsor: J.P,Morgan Equities limited

Date: 28/09/2006 02:28:03 PM Produced by the JSE SENS Department

28/09/2006 Source: JSE NEWS SERVICE

KMB: Kumba - Terms of the BEE transaction and w...

Kumba - Terms of the BEE transaction and withdrawal of cautionary announcement
Kumba Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB & ISIN: ZAE000034310)
(Kumba or the company)
Terms of the black economic empowerment transaction and withdrawal of cautionary announcement
1. Introduction
Kumba shareholders were advised through a joint announcement by Kumba, Anglo American plc and Eyesizwe Mining (Proprietary) Limited, released on 13 October 2005, that Kumba had entered into a Transaction Framework Agreement, in terms of which the parties thereto would enter into a series of transactions which, if implemented, would result in the unbundling and separate listing of Kumba Iron Ore Limited (Kumba Iron Ore) and the transfer of a controlling interest in Kumba (which would be renamed Exxaro Resources Limited (Exxaro)) to Main Street 333 (Proprietary) Limited (BEE Holdco), a black-owned and controlled vehicle, by means of a fully funded and sustainable black economic empowerment (BEE) transaction (the transaction).
Kumba shareholders are advised that all legal agreements necessary to implement the transaction have been finalised and that, subject to the fulfilment of the conditions precedent set out in paragraph 14 below, the transaction will be implemented.
2. Strategic rationale and prospects
Since its establishment in 2001, Kumba has viewed BEE as a strategic imperative to establish itself as a company truly representative of South Africas demographics. Accordingly, Kumbas strategy was to:
- establish a leading, independent South African mining house;
- build a credible empowerment base for Kumba; and
- position Kumba to play a constructive role in the transformation and development of the South African mining industry in particular and the South African economy in general.

Kumbas pre-listing statement, dated 29 October 2001 noted the following:
Kumba views BEE as a fundamental prerequisite for the long-term development and stability of the South African economy. Therefore, a distinguishing feature of its strategy is to commit the company to meaningful and sustainable BEE initiatives in all facets of its business. Progressive empowerment policies, the setting of aggressive employment equity targets and BEE are integral components of the companys value system and code of conduct.
Similarly, Anglo American plc and the Industrial Development Corporation (IDC), as the major shareholders of Kumba and as significant participants in the South African economy, are fully supportive of the letter and spirit of the Mineral and Petroleum Resources Development Act (MPRDA) and the Mining Charter and have, therefore, played a key role in introducing meaningful and sustainable BEE in Kumba. The transaction will establish Exxaro as the premier, empowered, diversified mining company in South Africa, with a strong investment case, capable of sustainable growth and representative of South Africas demographics.
While the Mining Charter prescribes BEE ownership targets of 15% by 2009 and 26% by 2014, the transaction will, upon implementation, significantly exceed the requirements of the Mining Charter through:
- establishing Exxaro as a 56% black-owned, controlled and managed mining company; and
- the empowerment of Kumbas iron ore assets through 26% black ownership of Sishen Iron Ore Company (Proprietary) Limited (SIOC).

Kumba believes that the separate listing of Kumbas iron ore assets will unlock value for all Kumba shareholders through creating Kumba Iron Ore as a focused iron ore company and Exxaro as South Africas flagship empowerment company. In addition, Exxaro will be positioned for growth through expansions and strategic acquisitions, including the options to acquire Namakwa Sands and a 26% interest in Black Mountain, as set out in paragraph 3.2 below.
3. The transaction
3.1 Transaction steps
The transaction comprises the following series of transaction steps, which will be implemented contemporaneously and which will result in BEE Holdco obtaining a 52,7% shareholding in Exxaro before implementation of the Igoda transaction described in paragraph 8.1.2 below::
Step 1
Kumba will transfer 79,38% of the issued ordinary shares in SIOC to Kumba Iron Ore, a wholly-owned subsidiary of Kumba, in exchange for ordinary shares in Kumba Iron Ore. Exxaro will, thereafter, hold 20,62% of SIOC directly.
The transfer by Kumba of the ordinary shares in SIOC to Kumba Iron Ore will be subject to approval by Kumbas shareholders in terms of section 228 of the Companies Act, No 61 of 1973 (Companies Act).
On the implementation of the SIOC Employee Share Participation Scheme (SIOC ESPS), as set out in Step 8 below, Kumba Iron Ores interest in SIOC will reduce to 77% and Exxaros interest in SIOC will reduce to 20%.
Kumba Iron Ore will further reduce its holding in SIOC to 74% as a result of the disposal of 3% of SIOC to a broad-based community development trust established for the benefit of communities in the Northern Cape Province of South Africa as further described in Step 8.
Step 2
Kumba will unbundle, by way of a dividend in specie in terms of section 90 of the Companies Act, the entire issued ordinary share capital of Kumba Iron Ore to its shareholders by way of a reduction of Kumbas share premium account. The issued ordinary shares in Kumba Iron Ore will be listed on the JSE by way of an

introduction. Kumba will, subsequent to the unbundling and subject to approval by Kumba shareholders, be renamed Exxaro.
Further information on the unbundling is included in paragraph 6 below.
Step 3
Exxaro will undertake a pro rata repurchase in terms of which it will make an offer to Exxaro shareholders to repurchase 38 331 012 Exxaro shares on a pro rata basis at the pro rata repurchase price of R45,99 per Exxaro share.
Further information on the pro rata repurchase is included in paragraph 7 below.
Step 4
Exxaro will acquire 100% of the equity in Eyesizwe Coal (Proprietary) Limited (Eyesizwe Coal) for R1 603 million in cash. The vendors of Eyesizwe Coal will, through a special purpose vehicle, subscribe for 54,1% of the ordinary shares in BEE Holdco for a cash subscription of R1 393 million.
Should the Igoda transaction be implemented, the Eyesizwe Coal vendors will receive a further purchase consideration of R135 million, of which R50 million will be used to subscribe for additional shares in BEE Holdco, increasing the indirect interests of the Eyesizwe Coal vendors in BEE Holdco to 55%. BEE Holdco will, in turn, subscribe for 1 674 321 Exxaro shares for R29,86 per Exxaro share, increasing BEE Holdcos shareholding in Exxaro from 52,7% to 52,9%.
Step 5
Morning Tide Investments 168 (Proprietary) Limited (Tiso SPV) and Eyabantu Capital Consortium (Proprietary) Limited (Eyabantu SPV) will each subscribe for 9,7% of the issued share capital of BEE Holdco for a subscription price of R250 million each in cash. The respective interests of Tiso SPV and Eyabantu SPV will be reduced to 9,5% should the Igoda transaction be implemented.
The IDC will facilitate the subscription by Basadi Ba Kopane (Proprietary) Limited (BEE Womens Group) for shares in BEE Holdco by selling 7 061 773 Exxaro shares to BEE Womens Group in exchange for BEE Womens Group preference shares and cash. BEE Womens Group will, in turn, sell all of the Exxaro shares so acquired to BEE Holdco in exchange for an 11,2% interest in BEE Holdco after implementing the transaction for an aggregate subscription price of R289 million. BEE Womens Groups interest in BEE Holdco will be reduced to 11,0% should the Igoda transaction be implemented.
Step 6
The IDC will sell 34 436 840 Exxaro shares to BEE Holdco for a purchase consideration of R1 603 million. The purchase consideration will be partly settled by the issue of ordinary shares in BEE Holdco for a total issue price of R394 million and the balance of the consideration will be settled through the issue of BEE Holdco IDC preference shares.
Following the implementation of the transaction, the IDC will not hold any Exxaro shares, however it will hold 15,3% of BEE Holdcos issued ordinary share capital. IDCs interest in BEE Holdco will be reduced to 15,0% should the Igoda transaction be implemented.
Step 7
Exxaro will issue 65 334 843 Exxaro shares to BEE Holdco, for a cash consideration of R1 951 million, representing a subscription price of R29,86 per Exxaro share.
Further information on the issue for cash is included in paragraph 9 below.
Step 8
A special purpose vehicle representing a trust, the beneficiaries of which are communities in the Northern Cape Province, will acquire a 3% shareholding in the issued share capital of SIOC from Kumba Iron Ore for a consideration of R458 million, to be settled through the issue of preference shares to Kumba Iron Ore.
In addition, SIOC will issue a 3,09% shareholding in the issued share capital of SIOC to the SIOC ESPS, which will result in the SIOC ESPS owning 3,0% of SIOC post the implementation of the transaction. Further information on the SIOC ESPS is disclosed in paragraph 10 below.
Step 9
Anglo South Africa Capital (Proprietary) Limited (ASAC) will sell 79 717 417 Exxaro shares to BEE Holdco for R35,75 per share. The purchase consideration will be settled through the issue by BEE Holdco of 79 717 417 BEE Holdco ASAC preference shares to ASAC. The dividends received by ASAC on the BEE Holdco ASAC preference shares will be equal to the dividends received by BEE Holdco on the Exxaro shares sold to BEE Holdco by ASAC.
BEE Holdco will advance an interest bearing loan of R2 850 million to Anglo American SA Finance Limited.
Step 10
The Exxaro Employee Empowerment Participation Scheme (Exxaro EEPS) will subscribe for 3% of Exxaros issued share capital after the implementation of the transaction. Further information on the Exxaro EEPS is disclosed in paragraph 10 below.
3.2 Namakwa Sands and Black Mountain transactions
The Namakwa Sands option and the Black Mountain option, which are exercisable within 90 days from the transaction completion date, grant Exxaro, through wholly-owned subsidiaries, the right to acquire the following businesses from Anglo Operations Limited:
- Namakwa Sands, as a going concern, for a cash consideration of R2 015 million, subject to certain price adjustments; and
- 26% of the issued ordinary share capital of Black Mountain SPV (which will hold the Black Mountain business) for a cash consideration of R180 million, subject to certain price adjustments.
The acquisitions resulting from the exercise of the options will be treated in terms of the applicable provisions of the JSE Listings Requirements.
4. Group structure
4.1 Current group structure
The current structure of Kumba is reflected in the diagram below:

SEE PRESS ANNOUNCEMENT

4.2 Proposed group structure

The ownership structure of Exxaro and SIOC, after the implementation of the transaction, and based on the assumption that the Igoda transaction is implemented, is illustrated in the diagram below:

SEE PRESS ANNOUNCEMENT

5. BEE status

5.1 BEE Holdcos empowerment status

BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Womens Group and their respective shareholders have undertaken to ensure that each of them retains its historically disadvantaged South African (HDSA) status until the earlier of the tenth anniversary of the transaction completion date and the date on which ASAC and BHP Billiton plc (the designated parties) are satisfied that the empowerment credits obtained, directly or indirectly, pursuant to the transaction can no longer be lost or rescinded (the final date) and therefore that Exxaro remains an HDSA until the final date.

5.2 Exxaros empowerment status

BEE Holdco and Exxaro have given certain undertakings which will ensure that Exxaro maintains its HDSA status until the final date. Exxaros articles of association will therefore, subject to shareholder approval, incorporate various provisions entrenching the majority HDSA status of its board of directors and restricting the issue of new shares or the alteration of its share capital in a manner that may result in Exxaro losing its HDSA status.

Exxaro has also given undertakings not to dispose of the assets of Eyesizwe Coal or SIOC, or to the extent that the Namakwa Sands and Black Mountain options are exercised, the Namakwa Sands business or its interest in Black Mountain, until the final date to ensure that the designated parties continue to receive credits under the Mining Charter.

6. The unbundling

Subject to the fulfilment of the conditions precedent set out in paragraph 14 below, Kumba will transfer 79,38% of its shares in SIOC into a wholly-owned subsidiary, Kumba Iron Ore, in exchange for Kumba Iron Ore shares. Subsequent thereto, the entire issued ordinary share capital of Kumba Iron Ore will be distributed to Kumbas existing shareholders by way of a dividend in specie in terms of section 90 of the Companies Act by way of a reduction of Kumbas share premium account.

The sale by Kumba of the shares in SIOC to Kumba Iron Ore will be subject to approval in terms of section 228 of the Companies Act by Kumbas shareholders and, accordingly, shareholders will be required to vote in favour of an ordinary resolution approving the sale.

In the event that the requisite resolutions are passed, the issued ordinary shares in Kumba Iron Ore will be listed on the JSE by way of an introduction. In terms of the distribution, Kumba shareholders will receive one Kumba Iron Ore share for every Kumba share held on the record date.

7. The pro rata repurchase

In terms of the pro rata repurchase and subject to the fulfilment of the conditions precedent set out in paragraph 14 below, Exxaro will make an offer to Exxaro shareholders to repurchase 38 331 012 Exxaro shares, being Kumba shares

27/09/2006 Source: JSE NEWS SERVICE

ex the entitlement to the Kumba Iron Ore distribution, pro rata to their shareholding, at the pro rata repurchase price of R45,99 per Exxaro share.
The shares to be repurchased in terms of the pro rata repurchase constituted approximately 12,37% of the shares in issue at 7 September 2006 (the last practicable date). As Kumba shares may be issued between the last practicable date and the last day to trade to participate in the pro rata repurchase, as a result of the issue of shares in terms of Kumbas existing share incentive schemes, the percentage of the shares to be repurchased may decrease. Should the maximum number of shares be issued in terms of the existing share incentive schemes, the shares to be repurchased in terms of the pro rata repurchase will constitute approximately 11,93% of the shares in issue on the record date for the pro rata repurchase.
Exxaro shareholders will be afforded the opportunity to tender excess Exxaro shares into the pro rata repurchase to the extent that some Exxaro shareholders may elect not to participate in the pro rata repurchase. Such excess Exxaro shares will be acquired from Exxaro shareholders on an equitable basis.
Exxaro shareholders who become entitled to dispose of fractions of Exxaro shares in terms of the pro rata repurchase will have such entitlement rounded up or down to the nearest whole number.
To the extent required, ASAC has undertaken to offer to sell such additional Exxaro shares in the pro rata repurchase to ensure that the maximum number of Exxaro shares is repurchased. Exxaro will utilise distributable reserves to execute the pro rata repurchase.

8. The Eyesizwe acquisition

8.1 Terms of the Eyesizwe acquisition

8.1.1 Purchase consideration

Subject to the fulfilment of the conditions precedent, Exxaro will acquire all the shares in Eyesizwe Coal from the Eyesizwe Coal vendors for a cash consideration of R1 603 million. The purchase consideration for Eyesizwe Coal will be subject to the adjustments set out below.
The Eyesizwe Coal vendors will use R1 393 million to subscribe, through Dreamvision Investments 15 (Proprietary) Limited (Eyesizwe SPV), for 54,1% of the ordinary shares in BEE Holdco.

8.1.2 Igoda JV adjustment mechanism

In March 2006, Eyesizwe Coal entered into an agreement with Sasol Mining (Proprietary) Limited to acquire a 35% stake in the Igoda JV (the Igoda transaction). Should the Igoda transaction be completed, Exxaro will pay a further R135 million in cash to the Eyesizwe Coal vendors. The Eyesizwe Coal vendors will use R50 million of the proceeds to subscribe for further shares in BEE Holdco through Eyesizwe SPV. BEE Holdco will, in turn, use the cash received to subscribe for further shares in Exxaro at an issue price of R29,86 per Exxaro share. This will result in BEE Holdcos interest in Exxaro increasing from 52,7% to 52,9%.
Further information on the Igoda JV is set out in paragraph 8.2.2 below.

8.1.3 New Clydesdale Colliery adjustment mechanism

The valuation of Eyesizwe Coal includes an amount of R326 million relating to the New Clydesdale Colliery. Eyesizwe Coal has applied for the new order mining rights required to enable it to continue operating the New Clydesdale Colliery. In the event that these rights are not granted to Eyesizwe Coal, the purchase price will be subject to adjustment.
In terms of the New Clydesdale Colliery adjustment mechanism, unless otherwise agreed by Exxaro and the Eyesizwe Coal vendors, the Eyesizwe Coal purchase consideration will be reduced by an amount of R326 million. The amount of the reduction in the selling price will be subject to certain adjustments to take account of tax and costs incurred by Exxaro as a result of the adjustment mechanism.
Should the adjustment mechanism be implemented, Exxaro will implement a specific repurchase of its shares from BEE Holdco, utilising an amount equal to the New Clydesdale Colliery purchase price adjustment, at the same price at which the shares were issued to BEE Holdco in terms of the issue for cash, being R29,86 per share, as described in paragraph 9 below.
In the event that the an adjustment of R326 million is made in respect of the New Clydesdale Colliery adjustment mechanism, BEE Holdcos interest in Exxaro will decrease by approximately 1,2%.

8.1.4 Mafube JV adjustment mechanism

The valuation of Eyesizwe Coal of R1 603 million includes an amount of R404 million relating to the Mafube JV. Implementation of the Mafube JV is subject to the fulfilment of certain conditions precedent relating to the conversion of mineral rights and granting of prospecting rights. In the event that the conditions precedent are not fulfilled and the Mafube JV does not become operational, the Eyesizwe Coal vendors have agreed to an adjustment mechanism in terms of which the purchase price paid by Exxaro for Eyesizwe Coal will be reduced to take into account the fact that the Mafube JV will not be implemented.
In the event that the Mafube JV is not implemented, the Eyesizwe Coal purchase price will be reduced by R404 million. The amount of the reduction in the selling price will be subject to certain adjustments to take account of tax and costs incurred by Exxaro as a result of the adjustment mechanism.
Should the adjustment mechanism be implemented, Exxaro will repurchase shares from BEE Holdco, utilising an amount of R404 million, at the same price at which the shares were issued to BEE Holdco in terms of the issue for cash, being R29.86 per share, as described in paragraph 9 below.
In the event that an adjustment of R404 million is made in respect of the Mafube JV adjustment mechanism, BEE Holdcos interest in Exxaro will decrease by approximately 1,5%.

Further information on the Mafube JV is set out in paragraph 8.2.3 below.

8.2 Overview of Eyesizwe Coal

8.2.1 Eyesizwe Coals operations

Salient physical information relating to Eyesizwe Coal for the year ended 31 December 2005 and for the interim period ended 30 June 2006 is shown below:

	Year ended 31 December 2005	Six months ended 30 June 2006
Total Production (million tonnes)	22,8	10,0
Total Sales (million tonnes)	22,4	10,0
- Eskom	20,2	9,1
- Other Domestic	1,4	0,4
- Exports	0,8	0,5
Capital Expenditure (R million)	36,6	36,6

Eyesizwe Coal is South Africas fourth-largest coal producer with a production capacity of approximately 26,5 million tonnes per annum (Mtpa), which is sold into both the export and domestic thermal coal markets (including Eskom power stations). Eyesizwe Coals assets consist of four operating mines:

- Matla Colliery, a mining complex of underground shafts contracted to supply approximately 12,5Mtpa of coal to Eskoms Matla Power Station. The mine has a capacity of 18Mtpa of coal;
- New Clydesdale Colliery, an underground and opencast mine which produces approximately 1,0Mtpa of saleable coal, largely for the export market;
- Arnot Colliery, an underground and opencast mining complex that is contracted to supply approximately 5,0Mtpa of coal to Eskoms Arnot Power Station. The mine is capable of supplying up to 6,5Mtpa of coal; and
- Glisa Colliery, which forms part of the Northern Block Complex, an opencast and underground mine which produces approximately 1,0Mtpa of saleable coal which is intended mainly for supply to the domestic industrial market.

Eyesizwe Coals assets also include, inter alia:

- other coal reserves or resources located in the Witbank and Waterberg coalfields, totaling in excess of 5 billion tonnes of coal; and
- 830ktpa of throughput entitlement at Richards Bay Coal Terminal (RBCT), translating to a 1,2% shareholding in RBCT.

8.2.2 The Igoda JV

If the Igoda transaction is implemented, Eyesizwe Coal will acqire a 35% interest in the Igoda JV. The Igoda JV comprises the full value chain of Sasols coal export mining business - the Twistdraai Colliery and beneficiation plant at Secunda, the marketing and logistics components of its export coal business, as well as Sasol Minings 5% shareholding in RBCT. The Igoda JV will mine, beneficiate, market and supply utility coal for the international export market. It will produce a minimum export production of 3,6 Mtpa and will supply approximately 4 Mtpa of middlings coal to Sasol Synfuels at Secunda through Sasol Mining. The Igoda JV has a life-of-mine in excess of 9 years.

8.2.3 Mafube JV

The Mafube JV is an incorporated joint venture established by ASAC and Eyesizwe Coal and to which it is intended that the business currently conducted by Anglo Coal in respect of, inter alia, the Springboklaagte mineral rights, and the expansion project in respect of such business, is to be transferred as a going concern. ASAC and Eyesizwe Coal will each hold 50% of the Mafube JV.

Phase I of the Mafube project has been implemented by Anglo Coal (which holds the relevant old order mining licence) and coal is currently being supplied to Eskom, Anglo Coal and Eyesizwe Coal.

Anglo Coal has proceeded with the feasibility study in respect of Phase II (which involves the construction of a coal washing plant and an increase in the coal extraction rate requiring the contribution of additional reserves for mining post 2014) to produce between 4 and 6Mtpa of coal in order to yield approximately 2 to 3Mtpa of export coal product and not less than 1,18Mtpa of coal for supply to Eskom.

The Mafube JV will acquire the Mafube business from Anglo Coal once the requisite mineral rights in respect of Phases I and II have been converted to new order rights and consent has been obtained for the transfer of such rights to the Mafube JV in accordance with the MPRDA.

8.3 Financial information

A summary of Eyesizwe Coals financial performance and position for the 2004 and 2005 financial years and the interim period ended 30 June 2006 is as follows:

R million	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006*
EBITDA	130	156	24
EBIT	77	100	(7)
Net profit after tax	48	64	(25)
Net asset value	344	394	369

*A loss was reported at the Glisa Colliery (part of the Northern Block Complex) during the first half of 2006. Initiatives are currently underway to restore the profitability of these operations.

8.4 Related party transaction

The acquisition by Kumba of Anglo American plcs interest in Eyesizwe Coal is a small related party transaction in terms of paragraph 10.7 of the JSE Listings Requirements, as Anglo American plc is a major Kumba shareholder. Accordingly, an independent expert has provided the independent sub-committee of the Kumba Board with a written opinion, dated Wednesday, 13 September 2006, that at this date, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the total aggregate cash consideration paid by

Kumba to ASAC in terms of the acquisition of Eyesizwe Coal, from a financial point of view, is fair and reasonable to Kumba shareholders in such capacity. A copy of this opinion will available for inspection at the registered office of Kumba from Monday, 9 October 2006 until Thursday, 2 November 2006.

9. The issue of shares for cash

Subject to the transaction becoming unconditional, Exxaro will issue 65 334 843 Exxaro shares to BEE Holdco for a cash consideration of R1 951 million, representing a subscription price of R29,86 per Exxaro share.

In the event that the Igoda transaction is implemented, as discussed in paragraph 8.1.2 above, Exxaro will issue a further 1 674 321 Exxaro shares to BEE Holdco at R29,86 per Exxaro share, for a total cash subscription price of R50 million.

10. Employee participation

Exxaro and SIOC will, respectively, implement the Exxaro EEPS and the SIOC ESPS, to:

- provide a framework for the incentivisation and retention of certain employees;
- provide for the promotion of black economic empowerment; and
- increase the broad-based participation in the transaction as contemplated in the Mining Charter.

The Exxaro EEPS and SIOC ESPS will, respectively, place 3% of the equity in Exxaro and SIOC under the control of their employees, the majority of whom are HDSAs, and will also allow participants to participate in capital growth and dividends in respect of a 3% interest in Exxaro and SIOC.

11. Conditional mandatory offer to Exxaro shareholders As a result of the implementation of the transaction, BEE Holdcos interest in Exxaro will exceed 35% and, accordingly, in terms of the Securities Regulation Panel (SRP) Code on Take-overs and Mergers (SRP Code), BEE Holdco is required to extend a mandatory offer to Exxaro shareholders to acquire all of their Exxaro shares on the same terms on which it has acquired control of Exxaro.

Kumba will request a written confirmation from the SRP in terms of Rule 8.1 of the SRP Code allowing BEE Holdco to dispense with the requirement to extend the mandatory offer to Kumba shareholders, provided that a simple majority of the independent Kumba shareholders in general meeting vote in favour of a resolution

27/09/2006 Source: JSE NEWS SERVICE

KMB: Kumba - Terms of the BEE transaction an.../03

waiving the requirement for the mandatory offer (whitewash resolution).
If the whitewash resolution is not approved or if the SRP does not grant exemption from making the mandatory offer, BEE Holdco will implement the mandatory offer, in terms of which it will make an offer to Exxaro shareholders to acquire all their Exxaro shares for a cash consideration of R45,99 per Exxaro share.
Should the whitewash resolution not be approved, or if the SRP does not dispense with the requirement for the mandatory offer, BEE Holdco will publish an announcement setting out its firm intention to make an offer and setting out the full terms of the offer.

12. Financial effects

The table below sets out the pro forma financial effects of the transaction on Kumbas published:

- earnings per share and headline earnings per share for the six months ended 30 June 2006, based on the assumption that the transaction had been implemented on 1 January 2006; and
- net asset value and net tangible asset value per share at 30 June 2006, based on the assumption that the transaction had been implemented on 30 June 2006.

The pro forma financial effects, which are the responsibility of the Kumba directors, have been prepared for illustrative purposes only and, due to the nature thereof, may not fairly present Kumbas financial position, changes in equity, results of operations or cash flows.

	Before (cents)	After (cents)	Change (%)
Earnings per share	348	6 343	1 723
Illustrative adjusted earnings per share	348	95 (1)	(73)
Headline earnings per share	508	307	(40)
Net asset value per share	2 701	2 512	(7)
Net tangible asset value per share	2 680	2 087	(22)

Note 1: The illustrative adjusted earnings per share figure in the After column shows the effect of the transaction on earnings per share after adjusting for certain non-recurring accounting entries arising from the implementation of the transaction.

13. Salient dates AND TIMES

	2006
Circular and notice of general meeting posted to Kumba shareholders on or about	Monday, 9 October
Last day for receipt of proxies for the general meeting by 10:00 on	Tuesday, 31 October
General meeting of Kumba shareholders at 10:00 on	Thursday, 2 November
Results of general meeting released on SENS on	Thursday, 2 November
Results of general meeting published in the press on	Friday, 3 November
Pro rata repurchase opens	Friday, 3 November
Mandatory offer opens on*	Friday, 3 November
Transaction expected to become unconditional on or about	Thursday, 9 November
Finalisation announcement released on SENS and published in the press on or about	Thursday, 9 November
Last day to trade to participate in the unbundling and the pro rata repurchase on	Friday, 17 November
Last day to trade to participate in the mandatory offer on*	Friday, 17 November
Kumba Iron Ore shares trade separately on the JSE on	Monday, 20 November
Announcement of apportionment of base cost for Capital Gains Tax purposes on or about	Wednesday, 22 November
Last day to trade in Kumba shares prior to the change of name on	Friday, 24 November
Record date to participate in the unbundling and the pro rata repurchase on	Friday, 24 November
Pro rata repurchase closes at 12:00 on	Friday, 24 November
Record date to participate in the mandatory offer on*	Friday, 24 November
Mandatory offer closes at 12:00 on*	Friday, 24 November
Kumba Iron Ore share certificates will be posted, by registered post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their Central Securities Depositary Participant (CSDP) or broker updated and credited on	Monday, 27 November
Exxaro shares commence trading on the JSE on	Monday, 27 November
Cheques in respect of the pro rata repurchase consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on	Tuesday, 28 November
Cheques in respect of the mandatory offer consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on*	Tuesday, 28 November

Record date for the change of name on Friday, 1 December
Exxaro share certificates reflecting the name change, as well as share certificates in respect of shares not repurchased, will be posted, by registered post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated on Monday, 4 December

*Assuming the whitewash resolution is not approved or the SRP does not dispense with the requirement for the mandatory offer.

The above dates and times are subject to change. Any changes thereto will be published in the press and released on SENS.

14. Conditions precedent

The transaction is subject to the fulfilment of, inter alia, the following outstanding conditions precedent:

- approval by Kumba shareholders of the special and ordinary resolutions necessary to implement the transaction;
- the registration by the Companies and Intellectual Property Registration Office (CIPRO) of the special resolutions;
- obtaining of all outstanding regulatory approvals;
- obtaining of third party consents to the cession and delegation of certain material contracts; and
- the determination to the satisfaction of BEE Holdcos debt providers of certain share cover ratios.

15. General meeting

A general meeting of Kumba shareholders (the general meeting) will be held at Kumbas registered office, Roger Dyason Road, Pretoria West, at 10:00 on Thursday, 2 November 2006 to consider and, if deemed fit, pass with or without modification, the special and ordinary resolutions set out in the notice of general meeting attached to and forming part of the circular to be sent to shareholders as detailed in paragraph 16 below.

16. Further documentation

A circular setting out the full terms of the transaction and convening the general meeting will be posted to shareholders on or about Monday, 9 October 2006. The circular will be accompanied by Revised Listing Particulars in respect of Exxaro and a Pre-listing Statement in respect of Kumba Iron Ore.

17. Withdrawal of cautionary announcement

Kumba shareholders are referred to the terms of the transaction published in this announcement and are advised that caution is no longer required to be exercised when dealing in their Kumba shares.

27 September 2006

Merchant bank, transaction sponsor and debt adviser to Kumba
Rand Merchant Bank
A division of FirstRand Bank Limited
Attorneys to Kumba
Deneys Reitz Attorneys
Structuring, financial and debt adviser to Anglo American plc
Deutsche Securities
Member of the Deutsche Bank Group
Independent technical adviser
SRK Consulting
Engineers and Scientists
Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd
(Registration number 95/12890/07)
Financial adviser to Eyabantu
Nedbank Capital
Attorneys to Anglo American plc
Webber Wentzel Bowens
Independent financial expert
Citigroup
Citigroup Global Markets Limited
Adviser to the IDC
ABSA Capital
Attorneys to the IDC
Hofmeyr
The Legal Authority
Hofmeyr Herbstein & Gihwala Inc.
www.hofmeyr.com
Attorneys to the Tiso Consortium
TWB
Tugendhaft Wapnick Banchetti And Partners
Attorneys to the Eyabantu Consortium and the BEE Womens Group
Kwinana Nyapotse Inc.
Corporate law advisers to Kumba
CLS
Lead sponsor to Anglo American plc and Kumba
JP Morgan
J.P. Morgan Equities Limited
(Registration number 1995/011815/06)
Reporting accountants
Deloitte.
Deloitte & Touche
Registered Auditors
Facilitators
Bhp Billiton
IDC

KMB: Kumba Resources Limited - Renewal of ...

Kumba Resources Limited - Renewal of cautionary announcement
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba or the company)

Renewal of cautionary announcement

Further to the cautionary announcement published on 27 July 2006 relating to a proposed empowerment transaction (the Transaction), Kumba shareholders are advised that most of the legal agreements and funding arrangements required to implement the Transaction have been finalised and that the company is still in the process of obtaining the necessary regulatory approvals of the Transaction documentation.

The circular setting out the final terms of the Transaction and convening a general meeting of shareholders to consider the Transaction will be dispatched to shareholders once all the documentation has been finalised and the necessary regulatory approvals have been obtained. It is envisaged that this will take place by the end of September 2006.

Accordingly, Kumba shareholders are advised to continue exercising caution when dealing in their Kumba shares until such time as a further announcement is published.

Pretoria
6 September 2006

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444

Sponsor: J.P.Morgan Equities Limited

Date: 06/09/2006 12:00:02 PM Produced by the JSE SENS Department

06/09/2006 Source: JSE NEWS SERVICE